UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/21 (MM/DD/YY) AND ENDING 12/31/21 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: The Strategic Financial Alliance, Inc.

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

2200 Century Parkway, Suite 500
(No. and Street)

Atlanta	GA	30345
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Joseph J Martin	678-954-4007	jmartin@thesfa.net
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Dixon Hughes Goodman LLP
(Name – if individual, state last, first, and middle name)

500 Ridgefield Ct	Asheville	NC	28806
(Address)	(City)	(State)	(Zip Code)

October 8, 2003	57
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



OATH OR AFFIRMATION

I, JosephJMartin, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of The Strategic Financial Alliance, Inc., as of 12/31, 2021, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature:

Title: ...sident & Chief Financial Officer

Tiffany Cable
Notary Public, State of Ohio
My Commission Expires
01/24/2027

NOTARIAL SEAL STATE OF OHIO

Notary Public

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ■ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

The Strategic Financial Alliance, Inc.

**Financial Statements
and Supplemental Information**

December 31, 2021

The Strategic Financial Alliance, Inc.

Contents
December 31, 2021



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholder of The Strategic Financial Alliance, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of The Strategic Financial Alliance, Inc. (the "Company") as of December 31, 2021, the related statements of income, changes in shareholder's equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The supplemental information contained in the Computation of Net Capital Under Rule 15c3-1 (the Supplemental Information) has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Dixon Hughes Goodman LLP

We have served as the Company's auditor since 2021.

Asheville, North Carolina
March 1, 2022

The Strategic Financial Alliance, Inc.

Statement of Financial Condition
December 31, 2021

Assets

Cash	$	2,492,579
Deposits with clearing organization		100,000
Commissions receivable		1,091,168
Other receivables		267,407
Prepaid expenses		523,878
Right of use asset		1,659,751
Property and equipment, at cost less accumulated depreciation of $135,944		23,930
Total assets	$	6,158,713

Liabilities and Stockholder's Equity

Liabilities:

Accounts payable and accrued expenses	$	391,579
Commissions payable		1,354,513
Due to Parent		281,504
Short-term note payable		439,299
Lease liability		1,795,564
Total liabilities		4,262,459

Stockholder's equity:

Common stock, $0.01 par value, 5,000,000 shares authorized, 15,650 shares issued and outstanding		157
Additional paid-in capital		562,868
Retained earnings		1,333,229
Total stockholder's equity		1,896,254
Total liabilities and stockholder's equity	$	6,158,713

The accompanying notes are an integral part of these financial statements

The Strategic Financial Alliance, Inc.

Statement of Income
For the Year Ended December 31, 2021

Revenue:		
Commissions	$	17,532,646
Asset management fees		9,609,237
Other income		4,504,521
Interest income		21,323
		31,667,727
Expenses:		
Commissions		16,025,705
Asset management fees		8,810,856
General and administrative		6,569,373
		31,405,934
Income before income taxes		261,793
Provision for income taxes		75,800
Net income	$	185,993

The Strategic Financial Alliance, Inc.

Statement of Changes in Stockholder's Equity
For the Year Ended December 31, 2021

| | Common Stock | | Additional Paid-in | Retained | Total Stockholder's |
	Shares	Amount	Capital	Earnings	Equity
Balance at January 1, 2021	15,650	$ 157	$ 562,868	$ 1,797,236	$ 2,360,261
Dividends paid	-	-	-	(650,000)	(650,000)
Net income	-	-	-	185,993	185,993
Balance at December 31, 2021	15,650	$ 157	$ 562,868	$ 1,333,229	$ 1,896,254

The Strategic Financial Alliance, Inc.

Statement of Cash Flows
For the Year Ended December 31, 2021

Cash flows from operating activities:		
Net income	$	185,993
Adjustments to reconcile net income to net cash used by operating activities:		
Depreciation		21,496
Amortization of forgivable notes receivable		56,775
Amortization of right of use asset		28,645
Changes in assets and liabilities:		
Commissions receivable		381,032
Other receivables		(186,405)
Due to (from) parent		279,988
Prepaid expenses		(117,281)
Commissions payable		(1,217,640)
Accounts payable and accrued expenses		30,431
Net cash used by operating activities		(536,966)
Cash flows from investing activities:		
Purchases of property and equipment		(29,355)
Net cash used in investing activities		(29,355)
Cash flows from financing activities:		
Dividends paid		(650,000)
Borrowings under short-term notes payable		585,308
Repayments of short-term notes payable		(514,650)
Net cash used in financing activities		(579,342)
Net decrease in cash		(1,145,663)
Cash at beginning of period		3,638,242
Cash at end of period	$	2,492,579

The accompanying notes are an integral part of these financial statements

The Strategic Financial Alliance, Inc.

Notes to Financial Statements
December 31, 2021

Note 1: Nature of Operations and Summary of Significant Accounting Policies

Formation of Company

The Strategic Financial Alliance, Inc. (the Company) was incorporated in 2003 under the laws of the State of Georgia as a wholly owned subsidiary of SFA Holdings, Inc. ("SFAH") and conducts business as a securities broker-dealer and a registered investment adviser. The Company is registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA).

Description of the Business

The Company, through a network of independent registered representatives licensed throughout the United States, sells various securities to customers, including stocks, bonds, mutual funds, annuities and direct participation programs including private placements, interests in limited partnerships, limited liability companies, real estate investment trusts, and business development companies, on a fully disclosed basis. All of the Company's trades are cleared through an unrelated clearing broker. The Company's independent registered representatives operate under local offices of supervisory jurisdiction.

Use of Estimates in Financial Statements

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition

Commissions: The Company receives commissions for the sale of various financial products and records revenue from sales on the trade date. The Company believes the performance obligation is satisfied on the trade date, because that is the date that the underlying purchaser is identified, the pricing has been agreed upon, and the risks and rewards of ownership have been transferred.

Investment trailing commissions: The Company may receive ongoing revenue which is recognized as earned based on the terms of the underlying agreements. The Company meets its performance obligations at the time of sale, though fees may be earned for the duration of each customer investment. These commissions may be based on a percentage of market value (or net asset value) as of each month-end, thus variable consideration which is recognized by the Company when such fees can be estimated with a high degree of certainty.

Asset management fees: The Company provides advisory services on managed accounts for certain customers. The Company believes the performance obligation for providing advisory services is satisfied over time because the customer is receiving and consuming the benefits as they are provided by the Company. Fee arrangements are based on a percentage applied to the customer's assets under management. Fees are received throughout the year and are recognized in the period for which the advisory services are provided.

Other income:
Registered representative fees: Revenue from representative fees is recognized weekly based on a fee schedule for all advisors and branch offices.

Marketing income: The company charges financial product sponsors for various marketing and due diligence expenses and recognizes revenue as the performance obligations set forth in various contracts with product sponsors are met.

Conference revenue: Conference revenue is recognized on the date of the event which is when the Company's performance obligation is met.

Cash

Cash includes interest and non-interest bearing deposits in banks. At times, cash balances may exceed federally insured amounts.

Deposits with Clearing Organization

A deposit of $100,000 is held by the clearing broker as a condition of the Company's Fully Disclosed Clearing Agreement.

Repayable and Forgivable Notes Receivable from Registered Representatives

The company makes loans at various interest rates with terms of three to five years to select independent registered representatives. Each year, a portion of these loans may be forgiven if the representative meets requirements specified in the loans. Amortization expense for the forgiveness of the loans is recorded on a straight-line basis over the stated life of the loans. The loans, totaling $74,472 net of accumulated amortization, are included in other receivables on the Statement of Financial Condition. Amortization associated with these loans was $56,775 in 2021. As of December 31, 2021, no amounts are deemed to be uncollectible.

Property and Equipment

Equipment and improvements are recorded at cost and capitalized while maintenance and repairs are expensed. Depreciation is provided using the straight-line method over the estimated useful lives of the individual assets as follows: office and computer equipment, three years; computer software, three years; and furniture and fixtures, seven years.

Income Taxes

The Company is a C corporation for federal and state income tax purposes, and is included in the consolidated income tax return of SFAH. Federal and state income taxes are calculated as if the companies filed on a separate return basis and the amount of current tax or benefit is transferred to or received from the SFAH. Accordingly, SFAH, deferred income taxes are provided for temporary differences if any, between the financial reporting basis and the tax basis of the Company's assets and liabilities.

Right of Use Asset and Lease Liability

The right of use asset represent the Company's right to use office space for the lease term and the lease liability represents the Company's obligation to make lease payments arising from the lease. Rent expense for lease payments is recognized on a straight-line basis over the lease term.

Subsequent Events

Management evaluates events occurring subsequent to the date of the financial statements in determining the accounting for and disclosure of transactions and events that affect the financial statements. Subsequent events have been evaluated through March 1, 2022, the date the financial statements were available to be issued.

Note 2: Related Party Transactions

During 2021 the Company paid SFAH $4,389,451 for salaries and benefits of SFAH personnel acting on behalf of the Company.

During 2021, the Company paid SFAH rent of $317,296 under a sublease dated April 30, 2014, as amended January 1, 2016 and January 1, 2020 (the "Sublease"). The Sublease automatically renews annually for an additional year unless notice of termination is given by the Company.

The Company pays commissions to its registered representatives on behalf of an affiliated company, SFA Insurance Services, Inc. ("SFAI").

During 2021, SFAH paid the Company $69,258 for certain costs of insurance on behalf of SFAH and its other subsidiaries.

At December 31, 2021, the Company owed SFAH $281,504.

Note 3: Property and Equipment

A summary of property and equipment at December 31, 2021 follows:

Office and computer equipment	$ 100,480
Furniture and fixtures	14,452
Computer software	44,942
	159,874
Less accumulated depreciation	135,944
	$ 23,930

Depreciation expense associated with property and equipment was $21,496 in 2021.

Note 4: Short-Term Note Payable

The short-term note payable for insurance premiums at December 31, 2021 is summarized as follows:

October 2021, original principal balance $536,131 term note; interest at 1.750%; 11 monthly installments of principal and interest of $49,168; matures September 2022; unsecured	$439,299

Note 5: Income Taxes

Provision for federal and state income taxes consists of the following:

Current		
	Federal	$59,900
	State	15,900
Total		$75,800

The Company's provision for income taxes differs from applying the statutory U.S federal income tax rate to income. The primary differences result from the impact of state taxes and permanent adjustments relating to meals and entertainment.

The Company accounts for income taxes under the provisions of FASB Accounting Standards Codification (ASC) 740, *Income Taxes*. ASC 740 defines a criterion that an individual tax position must meet for any part of that position to be recognized in an enterprise's financial statements. This requires the Company to review all tax positions and apply a more-likely-than-not recognition threshold. A tax position that meets the more-likely-than-not recognition threshold is initially and subsequently measured at the largest amount of tax expense or benefit that is greater than 50 percent likely of being realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. Subsequent recognition, de-recognition, and measurement is based on management's best judgment given the facts, circumstances and information available at the reporting date.

As of December 31, 2021, the Company had no unrecognized tax positions, no unaccrued interest or penalties related to unrecognized tax positions, and does not anticipate a change in the amount of unrecognized tax positions within the next 12 months. The Company is no longer subject to U.S. federal income or state tax return examinations by tax authorities for tax years before 2018.

Note 6: Commitments and Contingencies

As of December 31, 2021, the Company had one Sublease with SFAH for office space under an operating lease agreement. The initial term of the Sublease ended on December 31, 2020, with automatic annual renewals unless terminated. The SFAH master lease has a maturity date of April 30, 2028. The Company has recorded a right-to-use asset and the corresponding lease liability based on the maturity of the SFAH master lease.

The discount rate used in determining the lease liability for the Sublease was the SFAH long-term borrowing rate, 5.25%.

Total operating lease costs were $344,361 for the year ended December 31, 2021. The right of use asset, as presented on the Statement of Financial Condition, and the lease liability, were $1,659,751 and $1,795,564 as of December 31, 2021, respectively. The right-of-use asset and lease liability were recognized at lease commencement by calculating the present value of lease payments over the lease term of the SFAH master lease.

Maturities of the lease liability as of December 31, 2021 were as follows:

2022	$ 316,801
2023	324,722
2024	332,840
2025	341,161
2026	349,690

2027	358,432
2028	121,452
Total undiscounted lease payments	2,145,098
Discount effect of cash flows	349,534
Total lease liability	$1,795,564

The lease contains provisions for increases in rent resulting from an escalation in building operating expenses above the base year. Rental expense for 2021 was $317,296.

The Company is subject to various claims and legal proceedings that have the potential to materially impact the Company. However, there are no current claims outstanding for which the Company believes will result in an unfavorable outcome.

Note 7: Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, not exceed 15 to 1. At December 31, 2021, the Company had net capital of $1,013,674, which was $840,177 in excess of its required net capital. The percentage of aggregate indebtedness to net capital was 257% as of December 31, 2021.

Note 8: Novel Coronavirus

The novel coronavirus (or "COVID-19") has adversely affected, and may continue to adversely affect economic activity globally, nationally and locally. It is unknown the extent to which COVID-19 may spread, may have a destabilizing effect on financial and economic activity and may increasingly have the potential to negatively impact the Company's and its customers' costs, demand for the Company's services, and the U.S. economy. These conditions could adversely affect the Company's business. The extent of the potential adverse impact, if any, of the COVID-19 outbreak on the Company cannot be predicted at this time.

Note 9: Supplemental Cash Flow Information

The Company paid $7,708 in interest in 2021.

Supplemental Information

The Strategic Financial Alliance, Inc.

Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
December 31, 2021

Total stockholder's equity	$	1,896,254
Deduct amounts not allowable for net capital:		
Commissions and other receivables		334,772
Prepaid expenses		523,878
Property and equipment		23,930
Total stockholder's equity qualified for net capital		1,013,674
Deductions:		
Other		-
Total deductions		-
Net capital	$	1,013,674
Minimum net capital	$	25,000
Minimum net capital based on aggregate indebtedness	$	173,497
Excess net capital	$	840,177
Aggregate indebtedness	$	2,602,448
Percentage of aggregate indebtedness to net capital		257%

Note: There were no differences between the calculation of net capital per Part IIA of the Focus Report as of December 31, 2021 and the calculation of net capital per the audited financial statements as of December 31, 2021 of The Strategic Financial Alliance, Inc.



Report of Independent Registered Public Accounting Firm

Board of Directors
The Strategic Financial Alliance, Inc.
Atlanta, Georgia

We have reviewed management's statements, included in the accompanying Exemption Report From Rule 15c3-3 of the SEC, in which (1) (the "Company") identified the following provisions of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3 (k)(2)(i) and (k)(2)(ii) (the "exemption provisions") and (2) the Company stated that the Company met the identified exemption provisions throughout the most recent fiscal year without exception. the Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) and (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Dixon Hughes Goodman LLP

Asheville, NC
March 1, 2022

The Strategic Financial Alliance, Inc.

Management's Exemption Report from Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2021

The Strategic Financial Alliance, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. §240.15c3-3 under the following provisions of 17 C.F.R. §240.15c3-3(k)(2) (i) and (ii):

(2) The Company met the identified exemption provisions in 17 C.F.R. §240.15c3-3(k) throughout the most recent fiscal year.

The Strategic Financial Alliance, Inc.

I, Joseph J. Martin, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.



Joseph J. Martin
Chief Accounting Officer
March 1, 2022



Report of Independent Registered Public Accounting Firm

Board of Directors
The Strategic Financial Alliance, Inc.
Atlanta, Georgia

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below on the accompanying General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2021. Management of The Strategic Financial Alliance, Inc. (Company) is responsible for its Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7.

Management of the Company has agreed to and acknowledged that the procedures performed are appropriate to meet the intended purpose of assisting you and SIPC in evaluating the Company's compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2021. Additionally, SIPC has agreed to and acknowledged that the procedures performed are appropriate for their intended purpose. This report may not be suitable for any other purpose. The procedures performed may not address all the items of interest to a user of this report and may not meet the needs of all users of this report and, as such, users are responsible for determining whether the procedures performed are appropriate for their purposes. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and the associated findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;

2. Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2021, with the Total Revenue amounts reported in Form SIPC-7 for the year ended December 31, 2021 noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;

4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and

Report to the Board of Director
The Strategic Financial Alliance, Inc.
DHG is registered in the U.S. Patent and Trademark Office to Dixon Hughes Goodman LLP.



5.   Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

We were engaged by the Company to perform this agreed-upon procedures engagement and conducted our engagement in accordance with attestation standards established by the AICPA and in accordance with the standards of the Public Company Accounting Oversight Board (United States). We were not engaged to, and did not conduct an examination or a review engagement, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2021. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements related to our agreed-upon procedures engagement.

This report is intended solely for the information and use of the Company and SIPC and is not intended to be, and should not be, used by anyone other than these specified parties.

Dixon Hughes Goodman LLP

Asheville, North Carolina
March 1, 2022

Report to the Board of Director
The Strategic Financial Alliance, Inc.
DHG is registered in the U.S. Patent and Trademark Office to Dixon Hughes Goodman LLP.

SIPC-7
(36-REV 12/18)

SECURITIES INVESTOR PROTECTION CORPORATION
Mail Code: 8967 P.O. Box 7247 Philadelphia, PA 19170-0001

General Assessment Reconciliation

SIPC-7
(36-REV 12/18)

For the fiscal year ended 2021

(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

65885 FINRA DEC
THE STRATEGIC FINANCIAL ALLIANCE
2200 CENTURY PARKWAY NE STE 500
ATLANTA, GA 30345-3115

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

JOSEPH MARTIN (678) 954-4000

2. A.	General Assessment (item 2e from page 2)	$19,504
B.	Less payment made with SIPC-6 filed (**exclude interest**) 7/29/21 Date Paid	(10,090)
C.	Less prior overpayment applied	(0)
D.	Assessment balance due or (overpayment)	9,414
E.	Interest computed on late payment (see instruction E) for______days at 20% per annum	0
F.	Total assessment balance and interest due (or overpayment carried forward)	$9,414

G. **PAYMENT: √ the box**
Check mailed to P.O. Box ☐ **Funds Wired** ☑ **ACH** ☐
Total (must be same as F above) $9,414

H. Overpayment carried forward $(________)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

THE STRATEGIC FINANCIAL ALLIANCE
(Name of Corporation, Partnership or other organization)

(Authorized Signature)

Dated the 16 day of February, 20 22.

VICE PRESIDENT & CHIEF FINANCIAL OFFICER
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ____ Postmarked ____ Received ____ Reviewed

Calculations ____ Documentation ____ Forward Copy ____

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 01/01/2021
and ending 12/31/2021

Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $31,667,727

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. _____

(2) Net loss from principal transactions in securities in trading accounts. _____

(3) Net loss from principal transactions in commodities in trading accounts. _____

(4) Interest and dividend expense deducted in determining item 2a. _____

(5) Net loss from management of or participation in the underwriting or distribution of securities. _____

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. _____

(7) Net loss from securities in investment accounts. _____

Total additions _____

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. 10,125,702

(2) Revenues from commodity transactions. _____

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. 56,752

(4) Reimbursements for postage in connection with proxy solicitation. _____

(5) Net gain from securities in investment accounts. _____

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. _____

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). 205,232

(8) Other revenue not related either directly or indirectly to the securities business.
(See Instruction C):

8,269,996

(Deductions in excess of $100,000 require documentation)

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $7,708

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $_____

Enter the greater of line (i) or (ii) 7,708

Total deductions 18,665,390

2d. SIPC Net Operating Revenues $13,002,337

2e. General Assessment @ .0015 $19,504

(to page 1, line 2.A.)

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